PHX Financial, Inc. dba Phoenix Financial Services
SEC File No. (8-67653)

Financial Statement and Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2021

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67653

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___PHX Financial, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
     [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___100 Wall Street___
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Sanville & Company___
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Kevin Chen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___PHX Financial, Inc._____, as of ___December 31_____, 2 _021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Kemberly Briceno
My Commission HH 133355
Expires 05/24/2025

Signature: _____

Title: _____
CEO

Kemberly Briceno
Notary Public   04/07/2022

4/7/22

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

PHX Financial, Inc. dba Phoenix Financial Services
Index to the Financial Statement
December 31, 2021

Page

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 ● (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PHX Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PHX Financial, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
April 6, 2022

Assets

Cash	$	881,043
Receivable from clearing organization		367,376
Deposit with clearing organization		100,000
Securities owned, at market value		18,452
Other receivables		150,790
Prepaid expenses		135,827
Operating lease right-of-use assets		141,013
Furniture and equipment, net		23,688
Deposits		118,917
Total Assets	$	1,937,106

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	267,416
Accrued expenses and other liabilities		245,507
Operating lease liabilities		148,884
Deferred tax liability		111,506
Subordinated loan interest payable		52,000
Liabilities subordinated to claims of general creditors		150,000
Total Liabilities		975,313

Commitments and Contingencies

Stockholder's equity

Common Stock, par value of $0.001; 10,000,000 shares authorized,

100 shares issued and outstanding		1
Additional paid-in capital		627,009
Retained earnings		334,783
Total Stockholder's equity		961,793
Total Liabilities and Stockholder's Equity	$	1,937,106

The accompanying notes are an integral part of these financial statement.

NOTE 1.   **NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of the Business

PHX Financial, Inc. dba Phoenix Financial Services (the Company) is a Florida Corporation registered as a broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of Phoenix Financial Consolidated Holdings, LP (Parent).

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities. The Company also engages in other private placement activities for which they are considered a "noncovered Firm" as they do not handle customer assets and therefore do not maintain a special account for the exclusive benefit of customers. The Company does not handle cash or securities on behalf of customers.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

The accompanying notes are an integral part of these financial statement.

NOTE 1.   NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from customers by debiting their brokerage account with the Company. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Corporate finance and placement agent fees are earned from revenue arising from securities offerings in which the Company acts as a selling group member. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

Insurance based fees are earned from revenue arising from the sale of insurance products in which the Company acts as an agent. Revenue is recognized on the trade date (the date of the contract terms). The Company believes that the trade date is the appropriate point in time to recognize revenue for insurance based transactions as there are no significant actions which the Company needs to take subsequent to this date.

The accompanying notes are an integral part of these financial statement.

NOTE 1.   **NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.
In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Receivable from Clearing Broker

In accordance with ASC 326, the Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Based on the Company's evaluation, the Company does not believe that the adoption of ASC 320-20 has or will have a material impact on its financial position and results of operations.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

The accompanying notes are an integral part of these financial statement.

NOTE 1.   NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The accompanying notes are an integral part of these financial statement.

NOTE 1.   NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned, at Fair Value

Securities owned consist of one equity valued at market.

	Active Markets for Indentical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31,2021
Assets (at fair value)				
Investments in securities				
Equity	$ 18,452	$ -	$ -	$ 18,452
Total investments in securities	$ 18,452	$ -	$ -	$ 18,452

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

• The Company can acquire the leased asset at the end of the lease term for a below-market price.
• The ownership of the leased asset is transferred to the Company at the end of the lease period.
• The duration of the lease encompasses at least 75% of the useful life of the leased assets.
• The present value of the minimum lease payments under the lease represents at least 90% of
  the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term in the Company's statements of operations.

The accompanying notes are an integral part of these financial statement.

NOTE 2.   CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. It has not experienced any losses on such amounts.

NOTE 3.   RECEIVABLE FROM / DUE TO CLEARING AGENT

In March 2017 the Company entered into a clearing agreement with Axos Clearing, LLC. The Company clears all security transactions through its clearing agent, Axos Clearing, LLC. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NOTE 4.   OTHER RECEIVABLES

Included in other receivables are loans receivable, other amounts due from registered representatives. The loans receivable are amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and generally have a three-year term. The loans are forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, management evaluates the likelihood of collectability. Once management deems the receivable uncollectable, the balance is written off. As of December 31, 2021, there were no outstanding balances of the loans receivable.

Other amounts due from registered representatives are advances made on commissions and chargebacks for regulatory fees and other items. Amounts due from registered representatives as of December 31, 2021 were $244,925. Management has implemented an allowance against broker advances based on length of time outstanding and productivity of the registered representative. As of December 31, 2021, the allowance for broker advances was $94,135.

The balance of other receivables at December 31, 2021 consists of:

Broker advances, net of allowance	$ 150,790
	$ 150,790

NOTE 5.   INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under

The accompanying notes are an integral part of these financial statement.

NOTE 5.   INCOME TAXES (CONTINUED)

FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax years 2018 to 2020 remain open to examination by the Internal Revenue Service, the State of New York, the City of New York and the State of Florida. The Company files its tax returns on the cash basis method of accounting. Under the cash basis method, revenues are recognized when received rather than earned, and costs are recognized when cash is disbursed rather than when the obligation is incurred.

The Company recognizes deferred income tax assets relating to the tax effect of temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes as opposed to the accrual basis of accounting for financial statement purposes. These temporary differences arise primarily from receivables, prepaid expenses and accrued expenses. The deferred tax liability is as follows:

	Amount
December 31, 2020	$ 111,506
Change in provision	-
December 31, 2021	111,506

NOTE 6.   FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2021 consisted of the following:

Furniture and equipment	97,284
Less: Accumulated depreciation	(73,596)
	$ 23,688

Based on their estimated useful life, furniture and equipment is calculated over 5 years and 3 years, respectively.

NOTE 7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $716,119 which was $681,399 in excess of its required net capital. The Company's net capital ratio was 0.73 to 1.

The accompanying notes are an integral part of these financial statement.

NOTE 8.   RELATED PARTY TRANSACTIONS

The Company occupies office space on a month-to-month basis through leased premises of the Parent.

NOTE 9.   COMMITMENTS & CONTINGENCIES

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

During 2018, the Company entered into a sublease agreement for office space in Hauppauge, New York which expires in February 2023. During 2019, the Company entered into lease agreement for a copier which expires in 2022.

 For the year ended December 31, 2021, the Company has operating lease right-of-use assets and operating lease liabilities amounted to $141,013 and $148,884, respectively in the accompanying statement of financial condition.

During 2021, the Company entered into a short-term lease of office space in Fort Lauderdale, Florida on a month-to-month basis. The Company has a security deposit of $100,000 included in other assets within the accompanying statement of financial condition.

NOTE 10.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On September 12, 2017, the Company entered into a FINRA approved subordinated loan agreement in the amount of $150,000 with Axos Clearing, LLC. The loan has a five-year term and bears interest at 8% per annum. As of December 31, 2021, the balance of the subordinated loan was $202,000 which includes accrued interest of $52,000. The subordinated loan and interest are used in computing net capital.

NOTE 11.   SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on April 6, 2022. Management has evaluated subsequent events through this date and determined there were no items to disclose.

The accompanying notes are an integral part of these financial statement.

NOTE 12.   PAYROLL PROTECTION PROGRAM

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness in whole or in part.

In May 2020, the Company received a Payroll Protection loan authorized by the Coronavirus Aid, Relief and Economic Security ("CARES") in the amount of $139,405 bearing an interest rate of 1% per annum reflected on the statement of financial condition. As of December 31, 2020, the loan remains outstanding. The Payroll Protection loan is used in computing net capital. In October 2021, the Company applied for loan forgiveness which the Small Business Administration ("SBA") approved.

The accompanying notes are an integral part of these financial statement.